UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INTERNATIONAL GAME TECHNOLOGY PLC APPOINTS FABIO CELADON AS EXECUTIVE VICE PRESIDENT, STRATEGY AND CORPORATE DEVELOPMENT

On February 3, 2020 International Game Technology PLC (the “Company”) announced the appointment of Fabio Celadon as Executive Vice President, Strategy and Corporate Development, effective as of February 1, 2020. Reporting directly to CEO Marco Sala, Mr. Celadon will be responsible for the Company's Strategy, Mergers and Acquisitions and Competitive Intelligence functions.

Mr. Celadon joined the Company as Chief Financial Officer of its legacy company, Lottomatica S.p.A., in 2002. Since 2002, he has held various roles in senior management capacities spanning Strategy and Corporate Development, Operations and Business Development in Europe, North America and Asia prior to his most recent role as Senior Vice President, Gaming Portfolio.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Appoints Fabio Celadon as Executive Vice President, Strategy and Corporate Development,” dated February 3, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Appoints Fabio Celadon as Executive Vice President, Strategy and Corporate Development,” dated February 3, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Christopher Spears
Christopher Spears
Senior Vice President & General Counsel

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